Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended
	June 30,
	2017	2016
Earnings
Consolidated income before provision for income taxes	$389	$395
Fixed Charges	205	170
Earnings	$594	$565
Fixed Charges
Interest expense	$204	$169
Interest portion of rental expense (1)	1	1
Total fixed charges	$205	$170
Ratio of earnings to fixed charges	2.9x	3.32x

(1)	One-third of all rental expense is deemed to be interest.